SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number   0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois

April 30, 2004

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$38,143,437	$28,770,723
Participant contribution receivable	46,172	42,816
Employer match contribution receivable	26,390	26,423
Profit-sharing contribution receivable	639,473	600,551
Dividend and interest receivable	2,419	—

Liabilities
Accrued expenses	11,727	—
Other liabilities	5,458	4,134
Net assets available for benefits	$38,840,706	$29,436,379

See accompanying notes.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Participant contributions	$1,388,368	$1,239,178
Profit-sharing contributions	639,473	600,551
Employer match contributions	777,671	698,139
Rollover contributions	152,460	325,576
Dividend and interest income	386,745	304,892
Net realized and unrealized appreciation in fair value of investments	7,440,065	2,172,125
Transfer from Old Second Bancorp, Inc. Employees Profit Sharing Plan and Trust	—	18,640,955
	10,784,782	23,981,416

Deductions
Benefit payments	1,368,728	4,450,580
Administrative expenses	11,727	—
Net increase	9,404,327	19,530,836
Net assets available for benefits:
Beginning of year	29,436,379	9,905,543
End of year	$38,840,706	$29,436,379

See accompanying notes.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1.  Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining. Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2002, the Old Second Bancorp, Inc. Employees Profit Sharing Plan and Trust merged into the Plan.

Effective January 1, 2003, the Plan was restated and now permits employees of Old Second Mortgage Company who meet eligibility requirements to become a member of the profit-sharing portion of the Plan. Under the January 1, 2003, restatement, the following employees are excluded from participating in the Plan: union employees, leased employees, intermittent commissioned part-time employees, and temporary employees. Old Second Mortgage Company commissioned sales employees and appraisers and temporary employees are excluded from the profit-sharing portion of the Plan.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).

Maximum contribution limits of compensation may apply for certain highly compensated employees. In addition, prior to January 1, 2003, each participant may elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan. The Company contributes on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made each pay period (safe harbor enhanced matching contribution), not to exceed 4% of the participant’s compensation. Participants must complete three months of service to be eligible for matching contributions.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes. Annual Company profit-sharing contributions, and forfeitures arising during the year (prior to January 1, 2003), are allocated to participant accounts in the same proportion that each such participant’s compensation bears to total compensation for all such participants. Participants must complete one year of service to be eligible for profit-sharing contributions. Effective January 1, 2003, forfeitures are first used to pay Plan expenses. Any remaining forfeitures are used to reduce Company contributions. Forfeitures of $101,000 were used to reduce the 2003 profit-sharing contribution.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits. The benefit may be paid as a lump-sum amount or a series of installment payments, as determined by the participant or beneficiary. Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company safe harbor matching contributions, and earnings thereon. Nonsafe harbor matching contributions and earnings thereon become 100% vested after two years of service.

Profit-sharing contributions and earnings thereon become 100%-vested after five years of service, as defined by the Plan.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence. The term of such loan shall be determined by the Company. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company. Principal and interest are paid ratably through semimonthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. Upon Plan termination, all participants become fully vested in their account balances.

2.  Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans and the Money Market Funds are carried at the quoted market value of the underlying assets held in the funds. The registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Expenses

Effective January 1, 2003, administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company. Prior to January 1, 2003, all administrative expenses were paid by the Company.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.  Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year ended December 31
	2003	2002

Common collective trust funds	$1,541,231	$(1,023,049)
Common stock	5,507,389	3,379,498
Registered investment companies	391,445	(184,324)
	$7,440,065	$2,172,125

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2003	2002

Northern Institutional Prime Obligations Portfolio	$ *	$1,047,596
Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
OSNB Diversified Equity Portfolio	4,836,875	3,647,191
OSNB Bond Fund	2,306,988	2,112,956
OSNB Government Securities Fund	2,935,430	2,828,375
Old Second Bancorp, Inc. common stock	21,643,628	16,211,439

All investments are participant directed.

* Below 5% threshold.

4.  Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 26, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2003

Identity of Issuer/Description	Units/ Shares	Current Value

Money Market
Northern Institutional Prime Obligations Portfolio	1,328,901	$1,328,901

Common Collective Trust Funds
OSNB Diversified Equity Portfolio*	149,672	4,836,875
OSNB Bond Fund*	17,199	2,306,988
OSNB Government Securities Fund*	62,087	2,935,430
OSNB Conservative Fund*	9,718	111,776
OSNB Balanced Fund*	75,738	994,900
OSNB Growth Fund*	99,026	858,021
OSNB Aggressive Fund*	85,132	1,109,722

Registered Investment Companies
Acorn Fund Class Z	16,525	372,810
Dodge & Cox Stock Fund	3,929	446,995
Vanguard Index Trust 500 Portfolio	2,804	287,897
Morgan Stanley International Equity	11,592	220,943
Twentieth Century Ultra Fund	13,674	364,413
T. Rowe Price Science & Technology Fund	9,078	170,660

Common Stock
Old Second Bancorp, Inc. common stock*	437,245	21,643,628

Participant loans, interest rates of 4.0% to 9.5%		153,478
		$38,143,437

*Represents a party in interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-38914) pertaining to the Old Second Bancorp, Inc. 401(k) Savings Plan and Trust of our report dated April 30, 2004, with respect to the financial statements and supplemental schedule of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Chicago, Illinois

June 25, 2004

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Senior Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE: June 25, 2004